FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 27, 2004	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol:  TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC ENGAGES POKER EXPERT TO CONTINUE POKER GROWTH
Steve Morrow’s online and land-based gaming experience an asset to dedicated poker team

September 27, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced the engagement of Steve Morrow of Paradigm Poker Consultants as a consultant to assist in the design and development of the product plans for online poker. Morrow’s extensive expertise in both land-based and online poker will help the CryptoLogic group continue to capitalize on the rising popularity of poker, one of the fastest-growing segments of Internet gaming around the world.

“In a short time, our licensees’ central poker room has grown to be the fourth highest revenue generating room on the Internet, and Steve Morrow will help CryptoLogic continue this exciting momentum,” said Lewis Rose, CryptoLogic’s President and CEO. “Steve’s considerable experience and track record in poker will be a tremendous asset as CryptoLogic continues to invest in its poker strategy.”

Morrow has 15 years of poker experience. He has directed both the largest land-based tournament, the 2002 World Series of Poker, and the largest online tournament, the 2002-03 World Championships of Online Poker. Morrow has worked with some of best-known names in the gaming industry and helped them build highly profitable businesses.

With his extensive knowledge of tournament formats and poker gaming, Morrow will lead further development in the company’s online poker offering including emphasis on large scale tournament structures that drive increased player traffic and larger cash prizes as well as enhanced customer support capabilities. He will provide valuable guidance to CryptoLogic and its dedicated poker team, which now represents almost 20% of the company’s development group.

“CryptoLogic is the blue chip company in the world of Internet gaming software — an organization known for profitability, integrity and innovation,” Morrow said. “This year, CryptoLogic has moved into a position of global leadership in Internet poker, and my job is to help build on their work — and their success.”

Poker is a major growth area for CryptoLogic, which has grown rapidly to account for 15% of the company’s revenue in the first half of 2004. The company continues to strengthen its position in online poker with steady growth in its poker licensees and new investment in its product offerings and system scalability. CryptoLogic-developed poker software has earned the confidence of the world’s top gaming brands. The company’s licensees’ central poker room now ranks number four on the Internet in today’s $1 billion online poker market, according to PokerPulse.com, an independent research site.

Tel (416) 545-1455      Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a leading software development company serving the global Internet gaming market. The company’s technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Limited, a subsidiary of CryptoLogic, licenses its gaming software and services to customers worldwide. For more information on WagerLogic™, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications

Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.